SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
Amendment No. 3

Under the Securities Exchange Act of 1934

HEALTHWAREHOUSE.COM, INC.

(Name of Issuer)

Common Stock, Par Value $.001 Per Share

(Title of Class of Securities)

42227G202

(CUSIP Number)

Lalit Dhadphale
President and Chief Executive Officer
HealthWarehouse.com, Inc.
7107 Industrial Road
Florence, Kentucky 41042
Tel.: (513) 618-0911

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 2, 2011

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(1)	Name of Reporting Persons. I.R.S. Identification Nos. of Above Persons (Entities Only).
Lalit Dhadphale

(2)	Check the Appropriate Box if a Member of a Group
(a) b)

(3)	SEC Use Only

(4)	Source of Funds	PF

(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ______

(6)	Citizenship or Place of Organization	United States

Number of	(7)	Sole Voting Power	2,231,386
Shares Bene-
Ficially	(8)	Shared Voting Power
Owned by Each
Reporting	(9)	Sole Dispositive Power	2,231,386
Person With
	(10)	Shared Dispositive Power

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person
*2,213,386

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares

(13)	Percent of Class Represented by Amount in Row (11)	**21.8

(14)	Type of Reporting Person	IN

*	Includes ownership of 1,963,387 outstanding common shares, and 249,999 common shares underlying vested, exercisable options.

**	Percentage calculated on the basis of 9,903,714 shares of common stock issued and outstanding on September 2, 2011, plus 249,999 common shares underlying vested, exercisable options.

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Item 5.	Interest in Securities of the Issuer.

This constitutes Amendment No. 3 (“Amendment No. 3”) to the statement on Schedule 13D filed on behalf of Lalit Dhadphale (the “Reporting Person”), dated and filed May 21, 2009 (the “Statement”), relating to the common stock (the “Common Stock”) of HealthWarehouse.com, Inc. (the “Company” or “Issuer”).  The Company’s principal executive offices are located at 7107 Industrial Road, Florence, Kentucky 41042.  This Amendment No. 3 is being filed to report that since the filing of the Statement, a material change occurred in the percentage of the shares of Common Stock beneficially owned by the Reporting Person, solely as a result of a change in the aggregate number of outstanding shares.  Unless specifically amended or modified hereby, the disclosure set forth in the Statement, as previously amended, shall remain unchanged.

I.	Lalit Dhadphale

(a)	Aggregate Number: 2,213,386; Percentage: 21.8%.

(b)	Lalit Dhadphale has sole voting and dispositive power over the shares held by him.

(c)	None.

(d)	Not Applicable.

(e)	Not Applicable.

 [Signature page follows]

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED:  September 12, 2011

/s/ Lalit Dhadphale
Lalit Dhadphale

Signature Page to Schedule 13D/A Amendment No. 3